FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2008

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: June 3, 2008	/s/ Ron Little Name: Ron Little Title: Chief Executive Officer

Orezone and North Atlantic Form Uranium Exploration Company

February 6, 2008 - Orezone Resources Inc. (OZN: TSX, AMEX) and North Atlantic Resources Ltd. (NAC: TSX) are pleased to announce the formation of a new uranium exploration company that has a combined land holding of 4,000 km2 in the heart of Niger’s uranium production area in West Africa. Orezone and North Atlantic Resources Ltd. (“North Atlantic”) will each hold a 50% interest in the new entity to be named Brighton Energy Limited.

Under the terms of the amalgamation, Orezone will transfer to Brighton its wholly-owned subsidiary Niger Resources Inc. which holds two permits (Zeline 1 and Zeline 4) located adjacent to Areva’s exploration permits and within 40 km of its SOMAÏR and COMINAK uranium mines which have been in production since the early seventies. North Atlantic will transfer to Brighton its wholly-owned subsidiary Selier Energy Niger SARL which holds three permits (Abelajouad and Assaouas 1 and Assaouas 2) located adjacent to and south of the Areva mining and exploration permits and proximal to the Arlit fault, which is the dominant control structure for uranium deposition. All permits host key geological structures and favourable rocks that are known to host or control the mineralization of the producing uranium mines. See image at: www.orezone.com/site/properties/Brighton Energy Uranium Claim.pdf

“Brighton Energy will hold one of the most attractive land packages at the center of the world’s fourth largest uranium producing regions”, said Pascal Marquis, President of Brighton Energy and Orezone. “We are very pleased to work with North Atlantic in order to build Brighton into a significant player in the uranium sector and add unrealized value to our respective parent companies.”

“North Atlantic recognizes that the formation of Brighton Energy will create a dedicated uranium explorer with a significant footprint in the Tim Mersoi Basin of the Republic of Niger. We have been fortunate to work with Orezone and to help create this vision that adds depth to the exploration teams and to streamline operations. North Atlantic lead the first wave of junior uranium exploration in Niger with the acquisition of the Abeladjouad permit in March of 2006 followed with the Assaouas permits in April 2007. The formation of Brighton Energy is an excellent opportunity to continue this strategy of capitalizing on the exploration potential in Niger,” said Scott Waldie, President and CEO of North Atlantic.

Orezone is an explorer and emerging gold producer whose main asset is Essakane, the largest gold deposit in Burkina Faso, West Africa. Essakane contains 4.0 Moz of indicated resources and 1.3 Moz of inferred resources at a 0.5 g/t cut-off. Reserves contained within a US$500 gold price mine plan are 2.65 Moz. The deposit remains open and untested below 300m from surface and is surrounded by several satellite deposits. Orezone has a pipeline of developing projects, all located in politically stable areas of West Africa, one of the world’s fastest growing gold producing regions. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

North Atlantic is a Canadian mineral exploration company which has developed a significant portfolio of gold exploration properties in the Republic of Mali, West Africa. Since 2002, the Company has made several gold discoveries including the FT Gold Project ( “FT”) which is the Company’s most advanced gold project, At FT geological mapping, geophysical surveying (IP), trenching and pitting are underway to assist in identifying new drill targets and to optimize infill drilling plans on this 523 km2 property. The present resource calculation at FT includes 241,000 oz. of gold at a grade of 0.95 g/t Au in the indicated category, and 353,000 oz. of gold at a grade of 1.05 g/t Au in the inferred category. North Atlantic’s long term vision in Mali is to continue to identify and acquire new gold prospects as we explore and expand our existing projects.)

For further information please contact Orezone at (613) 241-3699 or Toll Free: (888) 673-0663

Ron Little, CEO, rlittle@orezone.com	Pascal Marquis, President, pmarquis@orezone.com
Niel Marotta, VP Corp, nmarotta@orezone.com	Janet Eastman, Manager IR, jeastman@orezone.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.